UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)



                           Recovery Engineering, Inc.
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    756269106
                                 (CUSIP Number)


                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 26, 1999
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

---------------------                                      ---------------------
CUSIP NO. 756269106                                        PAGE 2 OF 55 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Goldman, Sachs & Co.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          AF/OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     1,011,101
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               1,011,101
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,011,101
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          BD-PN-IA
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 756269106                                        PAGE 3 OF 55 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    13,000
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     1,011,101
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      13,000
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               1,011,101
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,024,101
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          HC-CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 756269106                                        PAGE 4 OF 55 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          GS Capital Partners II, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delawware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     633,767
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               633,767
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          633,767
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 756269106                                        PAGE 5 OF 55 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          GS Capital Partners II Offshore, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     251,948
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               251,948
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          251,948
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 756269106                                        PAGE 6 OF 55 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         GS Capital Partners II (Germany) Civil Law Parntership
         (with limitation of liability)
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Germany
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     23,376
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               23,376
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          23,376
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 756269106                                        PAGE 7 OF 55 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     GS Advisors, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     633,767
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               633,767
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          633,767
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 756269106                                        PAGE 8 OF 55 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         GS Advisors II (Cayman), L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     251,948
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               251,948
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          251,948
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 756269106                                        PAGE 9 OF 55 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Goldman, Sachs & Co. oHG
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Germany
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     23,376
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               23,376
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          23,376
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 756269106                                        PAGE 10 OF 55 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Stone Street Fund 1996, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     60,191
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               60,191
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          60,191
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 756269106                                        PAGE 11 OF 55 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Bridge Street Fund 1996, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     40,819
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               40,819
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          40,819
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 756269106                                        PAGE 12 OF 55 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Stone Street Empire Corp.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     101,010
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               101,010
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          101,010
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 756269106                                          PAGE 13 OF 55 PAGES


         This Amendment No. 5 ("Amendment No. 5") is being filed by GS Capital Partners II, L.P. ("GSCP"), GS Capital Partners II Offshore, L.P. ("GSCP II Offshore"), GS Capital Partners II (Germany) Civil Law Partnership (with limitation of liability) ("GSCP II Germany," and together with GSCP and GSCP II Offshore, "GSCP II"), GS Advisors, L.P. ("GS Advisors"), GS Advisors II (Cayman), L.P. ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG ("GS oHG"), Stone Street Fund 1996, L.P. ("Stone Street"), Bridge Street Fund 1996, L.P. ("Bridge Street," and together with Stone Street, the "Stone/Bridge Funds"), Stone Street Empire Corp. ("Empire Corp."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group," and together with GSCP, GSCP II Offshore, GSCP II Germany, GS Advisors, GS Advisors Cayman, GS oHG, Stone Street, Bridge Street, Empire Corp. and Goldman Sachs, the "Filing Persons")(FN1) to amend and supplement the Statement on Schedule 13D (the "Original Schedule 13D") filed by the Filing Persons on July 29, 1996, Amendment No. 1 to the Original Schedule 13D ("Amendment No. 1"), filed by the Filing Persons on April 9, 1997, Amendment No. 2 to the Original Schedule 13D filed by the Filing Persons on April 29, 1997 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed by the Filing Persons on October 2, 1997 ("Amendment No. 3") and Amendment No.4 to the Original Schedule 13D filed by the Filing Persons on April 28, 1998 ("Amendment No. 4"), in respect of the Common Stock, par value $0.01 per share (the "Common Stock"), of Recovery Engineering, Inc., a Minnesota corporation (the "Company"). This Amendment No. 5 is being filed to report that GSCP II and the Stone/Bridge Funds (collectively, the "Limited Partnerships") have entered into a letter agreement with the Company (the "Letter Agreement") pursuant to which, among other things, the Limited Partnerships consent, for the purposes of Section 6.1(a) of the Securities Purchase Agreement, to the transactions contemplated by the Agreement and Plan of Merger, dated as of August 26, 1999, by and among the Company, The Procter & Gamble Company ("Procter & Gamble") and Tenzing, Inc. (the "Merger Agreement"). Capitalized terms used but not defined herein shall have the respective meanings given to them in the Original Schedule 13D.

--------------
[FN]
1 Neither the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 nor anything contained therein or herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

CUSIP NO. 756269106                                          PAGE 14 OF 55 PAGES






Item 2.  Identity and Background.

         Item 2 is hereby amended and restated as follows:

         Each of GSCP, a Delaware limited partnership, GSCP II Offshore, a Cayman Islands exempted limited partnership, and GSCP II Germany, a German civil law partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors, a Delaware limited partnership, is the sole general partner of GSCP. GS Advisors Cayman, a Cayman Islands exempted limited partnership, is the sole general partner of GSCP II Offshore. GS oHG is the sole managing partner of GSCP II Germany. Stone Street and Bridge Street, each a Delaware limited partnership, were formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions and in other financial instruments. Empire Corp., a Delaware corporation, is the sole general partner of Stone Street and the sole managing general partner of Bridge Street. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs is a wholly owned direct and indirect subsidiary of GS Group. Goldman Sachs also serves as the investment manager for GSCP, GSCP II Offshore and GSCP II Germany. GS Group is a Delaware corporation and a holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization and is a successor in interest to The Goldman Sachs Group, L.P., which was merged with and into GS Group on May 7, 1999.

         The principal business address of each Filing Person (other than GSCP II Offshore, GS Advisors Cayman, GSCP II Germany and GS oHG) is 85 Broad Street, New York, NY 10004. The principal business address for each of GSCP II Offshore and GS Advisors Cayman is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GSCP II Germany and GS oHG is MesseTurm, 60308 Frankfurt am Main, Germany.

         The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in the amended
Schedule I hereto, to read in its entirety as attached hereto, and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Advisors, Inc. and GS Advisors II, Inc., each a Delaware corporation and the sole general partner of GS Advisors and GS Advisors Cayman, respectively, are set forth in the amended Schedules II-A-i and II-A-ii hereto, respectively, to read in their entirety as attached hereto, and are incorporated herein by reference.

CUSIP NO. 756269106                                          PAGE 15 OF 55 PAGES

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Empire Corp., the sole general partner of Stone Street and the managing general partner of Bridge Street, are set forth in the amended Schedule II-A-iii hereto, to read in its entirety as attached hereto, and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH, which is the sole managing general partner of GS oHG, are set forth in the amended
Schedule II-B hereto, to read in its entirety as attached hereto, and are incorporated herein by reference.

         During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-A-iii or II-B hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds and Other Consideration.

         Paragraph (b) of Item 3 of the Original Schedule 13D, as amended, is supplemented with the following paragraphs:

         On August 3, 1999, Robert R. Gheewalla, a Vice President of Goldman Sachs, in his capacity as director of the Company, received, pursuant to the Company's 1993 Director Stock Option Plan and pursuant to a Directors' Nonqualified Stock Option Agreement entered into between Mr. Gheewalla and the Company (which agreement is substantially in the form of the option agreement attached as exhibit (1) to Amendment No. 1), a Director Option, entitling Mr. Gheewalla to purchase from the Company, 4,000 shares of Common Stock at $24.01 per share, and 4,000 shares of Common Stock at $25.82 per share. Mr. Gheewalla has entered into an agreement (the "Gheewalla/GS Group Agreement") pursuant to which he has agreed, among other things, that he holds the Director Options, and each share of Common Stock issuable upon the exercise thereof, in trust for the benefit of GS Group. A copy of the Gheewalla/GS Group Agreement is attached as Exhibit (2) to this Amendment No. 5.


Item 4.  Purpose of Transaction.

         The Limited Partnerships and the Company have entered into the Letter Agreement, pursuant to which the Limited

CUSIP NO. 756269106                                          PAGE 16 OF 55 PAGES

Partnerships   have   consented  to,  among  other  things,   the   transactions
contemplated by the Merger Agreement. See Item 6.


Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended as follows:

         (a) As of September 3, 1999, each of GSCP and GS Advisors may be deemed to have beneficially owned, by reason of ownership of Notes by GSCP, an aggregate of 633,767 shares of Common Stock, representing in the aggregate approximately 9.5% of the shares of Common Stock reported to be outstanding as of July 30, 1999 in the Company's most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (the "Company's 10-Q"), and as calculated in accordance with Rule 13d-3(d)(1).

         As of September 3, 1999, each of GSCP II Offshore and GS Advisors Cayman may be deemed to have beneficially owned, by reason of ownership of Notes by GSCP II Offshore, an aggregate of 251,948 shares of Common Stock, representing in the aggregate approximately 4.0% of the shares of Common Stock reported to be outstanding as of July 30, 1999 in the Company's 10-Q and as calculated in accordance with Rule 13d-3(d)(1).

         As of September 3, 1999, each of GSCP II Germany and GS oHG may be deemed to have beneficially owned, by reason of ownership of Notes by GSCP II Germany, an aggregate of 23,376 shares of Common Stock, representing in the aggregate approximately 0.4% of the shares of Common Stock reported to be outstanding as of July 30, 1999 in the Company's 10-Q and as calculated in accordance with Rule 13d-3(d)(1).

         As of September 3, 1999, Stone Street may be deemed to have beneficially owned, by reason of its ownership of Notes, an aggregate of 60,191 shares of Common Stock, representing in the aggregate approximately 1.0% of the shares of Common Stock reported to be outstanding as of July 30, 1999 in the Company's 10-Q and as calculated in accordance with Rule 13d-3(d)(1).

         As of September 3, 1999, Bridge Street may be deemed to have beneficially owned, by reason of its ownership of Notes, an aggregate of 40,819 shares of Common Stock, representing in the aggregate approximately 0.7% of the shares of Common Stock reported to be outstanding as of July 30, 1999 in the Company's 10-Q and as calculated in accordance with Rule 13d-3(d)(1).

         As  of  September  3,  1999,   Empire  Corp.  may  be  deemed  to  have
beneficially owned, by reason of the ownership of Notes by Stone Street and Bridge Street as described above,

CUSIP NO. 756269106                                          PAGE 17 OF 55 PAGES


an aggregate of 101,010 shares of Common Stock, representing in the aggregate approximately 1.6% of the shares of Common Stock reported to be outstanding as of July 30, 1999 in the Company's 10-Q and as calculated in accordance with Rule 13d-3(d)(1).

         As of September 3, 1999, Goldman Sachs may be deemed to have beneficially owned an aggregate of 1,011,101 shares of Common Stock, including
(i)  1,010,101  shares  of  Common  Stock  which  may be  deemed  to  have  been beneficially owned by the Limited Partnerships as described above, and (ii) 1,000 shares of Common Stock held in client accounts with respect to which
Goldman   Sachs  or  employees  of  Goldman  Sachs  have  voting  or  investment discretion, or both ("Managed Accounts"), representing in the aggregate approximately 14.3% of the shares of Common Stock reported to be outstanding as of July 30, 1999 in the Company's 10-Q and as calculated in accordance with Rule 13d-3(d)(1). Goldman Sachs disclaims beneficial ownership of (i) the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) the shares of Common Stock held in Managed Accounts.

         As of September 3, 1999, GS Group may be deemed to have beneficially owned an aggregate of 1,024,101 shares of Common Stock, including (i) 1,010,101 shares of Common Stock which may be deemed to have been beneficially owned by the Limited Partnerships as described above,(ii) 1,000 shares of Common Stock held in Managed Accounts, and (iii) 13,000 Director Options, representing in the aggregate approximately 14.5% of the shares of Common Stock reported to be outstanding as of July 30, 1999 in the Company's 10-Q, and as calculated in accordance with Rule 13d-3(d)(1). GS Group disclaims beneficial ownership of (i) the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) the shares of Common Stock held in Managed Accounts.

         None of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-A-iii or II-B hereto, beneficially owns any shares of Common Stock other than as set forth herein.

         (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person or has the sole power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person, as the case may be, in each case as indicated in pages 2 through 12 above.

CUSIP NO. 756269106                                          PAGE 18 OF 55 PAGES



         (c) No transactions in the Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-A-iii or II-B hereto, during the period from June 27, 1999 through September 3, 1999.

         (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

         (e) Not applicable.


Item6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          ---------------------------

         Pursuant  to the Letter  Agreement,  among  other  things,  the Limited
Partnerships  have  agreed to consent to the  transactions  contemplated  by the
Merger Agreement. Pursuant to the Merger Agreement, at the time the merger becomes effective, all of the Notes then outstanding and unconverted shall be canceled and each of the Limited Partnerships which then holds any Notes will be entitled to receive the consideration provided for in the Merger Agreement. Upon receipt of such consideration, the Limited Partnerships will have no further rights under the Securities Purchase Agreement, the Registration Rights Agreement and any agreements related to the Securities Purchase Agreement or Registration Rights Agreement. The Limited Partnerships in their sole discretion may convert all or a portion of the Notes and tender the shares of the Company Common Stock issued upon conversion pursuant to the tender offer to be commenced by Procter & Gamble to purchase all outstanding shares of Common Stock at a price equal to $35.25 per share. In the event that the Limited Partnerships do not convert all of the Notes, the Notes that are not converted shall be canceled at the effective time of the merger and the Limited Partnerships that hold such Notes shall be entitled to receive therefor the consideration provided in the Merger Agreement. In the event the Limited Partnerships convert all or a portion of the Notes, the Limited Partnerships have agreed that upon conversion they will not be entitled to be issued any shares of the Company or receive any other consideration or value in respect of the reset right ("Reset Rights") granted to the Limited Partnerships pursuant to Section 9.6(j) of the Securities Purchase Agreement and such Reset Rights shall be deemed to have been canceled and expired. At the time the merger becomes effective and any unconverted Notes are exchanged for merger consideration, the Limited Partnerships

CUSIP NO. 756269106                                          PAGE 19 OF 55 PAGES


have agreed that they will not be entitled to be issued any shares of the Company or receive any other consideration or value in respect of the Reset Rights and such Reset Rights shall be deemed to have been canceled and expired.

         The Letter Agreement shall terminate automatically and be deemed null and void and of no further force and effect and the consent granted by the Limited Partnerships shall be deemed revoked upon (i) the termination of the Merger Agreement in accordance with the terms thereof and (ii) any amendment of the Merger Agreement or any waiver by the Company of any of its rights in the Merger Agreement unless the Limited Partnerships shall have consented in writing to such amendment or waiver.

         As of the date of this Amendment No. 5, the Limited Partnerships have not determined whether they will convert any or all of their Notes prior to the effective time of the Merger, or whether they will tender any or all of any shares which they would receive upon conversion.


Item 7.   Materials to be Filed as Exhibits.

     1. Letter Agreement, dated as of August 26, 1999, among Recovery Engineering, Inc., GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., Goldman Sachs & Co. Verwaltungs GmbH (as nominee for GS Capital Partners II (Germany) Civil Law Partnership), Stone Street Fund 1996, L.P., and Bridge Street Fund 1996, L.P.

     2. Agreement relating to Recovery Engineering, Inc. Options, dated as of April 29, 1999, between Robert R. Gheewalla and The Goldman Sachs Group, Inc.

     3. Power of Attorney, dated December 21, 1998, relating to Goldman, Sachs & Co.

     4. Power of Attorney, dated May 7, 1999, relating to The Goldman Sachs Group, Inc.

     5. Power of Attorney, dated December 31, 1998, relating to GS Capital Partners II, L.P.

     6. Power of Attorney, dated December 28, 1998, relating to GS Capital Partners II Offshore, L.P.

     7. Power of Attorney, dated December 21, 1998, relating to GS Capital Partners II (Germany) Civil Law Partnership.

     8.   Power of Attorney,  dated December 28, 1998,  relating to GS Advisors,
          L.P.

CUSIP NO. 756269106                                          PAGE 20 OF 55 PAGES

     9. Power of Attorney, dated December 28, 1998, relating to GS Advisors II (Cayman), L.P.

     10. Power of Attorney, dated May 26, 1999, relating to Goldman, Sachs & Co. oHG

     11. Power of Attorney, dated December 28, 1998, relating to Stone Street Fund 1996, L.P.

     12. Power of Attorney, dated December 28, 1998, relating to Bridge Street Fund 1996, L.P.

     13. Power of Attorney, dated December 28, 1998, relating to Stone Street Empire Corp.

CUSIP NO. 756269106                                          PAGE 21 OF 55 PAGES



                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 1999                GS CAPITAL PARTNERS II, L.P.

                                        By:  /s/ Hans L. Reich
                                           -------------------------------------
                                           Name: Hans L. Reich
                                           Title: Attorney-in-fact

                                        GS ADVISORS, L.P.

                                        By:  /s/ Hans L. Reich
                                           -------------------------------------
                                           Name: Hans L. Reich
                                           Title: Attorney-in-fact

                                        GS CAPITAL PARTNERS II
                                        OFFSHORE, L.P.

                                        By:  /s/ Hans L. Reich
                                           -------------------------------------
                                           Name: Hans L. Reich
                                           Title: Attorney-in-fact

                                        GS ADVISORS II (CAYMAN), L.P.

                                        By:  /s/ Hans L. Reich
                                           -------------------------------------
                                           Name: Hans L. Reich
                                           Title: Attorney-in-fact

                                        GS CAPITAL PARTNERS II
                                        (GERMANY) CIVIL LAW
                                        PARTNERSHIP (with limitation
                                        of liability)

                                        By:  /s/ Hans L. Reich
                                           -------------------------------------
                                           Name: Hans L. Reich
                                           Title: Attorney-in-fact

                                        GOLDMAN, SACHS & CO. oHG

                                        By:  /s/ Hans L. Reich
                                           -------------------------------------
                                           Name: Hans L. Reich
                                           Title: Attorney-in-Fact

                                        GOLDMAN, SACHS & CO.

                                        By:  /s/ Hans L. Reich
                                           -------------------------------------
                                           Name: Hans L. Reich
                                           Title: Attorney-in-fact

CUSIP NO. 756269106                                          PAGE 22 OF 55 PAGES

                                        THE GOLDMAN SACHS GROUP, INC.


                                        By:  /s/ Hans L. Reich
                                           -------------------------------------
                                           Name: Hans L. Reich
                                           Title: Attorney-in-fact

                                        STONE STREET FUND 1996, L.P.

                                        By:  /s/ Hans L. Reich
                                           -------------------------------------
                                           Name: Hans L. Reich
                                           Title: Attorney-in-fact

                                        BRIDGE STREET FUND 1996, L.P.

                                        By:  /s/ Hans L. Reich
                                           -------------------------------------
                                           Name: Hans L. Reich
                                           Title: Attorney-in-fact

                                        STONE STREET EMPIRE CORP.

                                        By:  /s/ Hans L. Reich
                                           -------------------------------------
                                           Name: Hans L. Reich
                                           Title: Attorney-in-fact

CUSIP NO. 756269106                                          PAGE 23 OF 55 PAGES


                                  EXHIBIT INDEX

Exhibit No.                      Exhibit

     (1) Letter Agreement, dated as of August 26, 1999, among Recovery Engineering, Inc., GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., Goldman Sachs & Co. Verwaltungs GmbH (as nominee for GS Capital Partners II (Germany) Civil Law Partnership), Stone Street Fund 1996, L.P., and Bridge Street Fund 1996, L.P.

     (2) Agreement relating to Recovery Engineering, Inc. Options, dated as of April 29, 1999, between Robert R. Gheewalla and The Goldman Sachs Group, Inc.

     (3) Power of Attorney, dated December 21, 1998, relating to Goldman, Sachs & Co.

     (4) Power of Attorney, dated May 7, 1999, relating to The Goldman Sachs Group, Inc.

     (5) Power of Attorney, dated December 31, 1998, relating to GS Capital Partners II, L.P.

     (6) Power of Attorney, dated December 28, 1998, relating to GS Capital Partners II Offshore, L.P.

     (7) Power of Attorney, dated December 21, 1998, relating to GS Capital Partners II (Germany) Civil Law Partnership.

     (8)  Power of Attorney, dated December 28, 1998, relating to GS Advisors,
          L.P.

     (9) Power of Attorney, dated December 28, 1998, relating to GS Advisors II (Cayman), L.P.

     (10) Power of Attorney, dated May 26, 1999, relating to Goldman, Sachs & Co. oHG

     (11) Power of Attorney, dated December 28, 1998, relating to Stone Street Fund 1996, L.P.

     (12) Power of Attorney, dated December 28, 1998, relating to Bridge Street Fund 1996, L.P.

     (13) Power of Attorney, dated December 28, 1998, relating to Stone Street Empire Corp.

CUSIP NO. 756269106                                          PAGE 24 OF 55 PAGES


                                   SCHEDULE I


         The name of each director of The Goldman Sachs Group, Inc. is set forth below.

         The business address of each person listed below except John L. Thornton, Sir John Browne and James A. Johnson is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. The business address of Sir John Browne is BP Amoco plc, Brittanic House, 1 Finsbury Circus, London EC2M, England. The business address of James A. Johnson is Fannie Mae, 3900 Wisconsin Avenue NW, Washington, D.C. 20016. Each person is a citizen of the United States of America except for Sir John Browne, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

NAME                             PRESENT PRINCIPAL OCCUPATION
Henry M. Paulson,            Chairman and Chief Executive Officer
Jr.                          of  The Goldman Sachs Group, Inc.

Robert J. Hurst              Vice Chairman of The Goldman Sachs
                             Group, Inc.

John A. Thain                President and Co-Chief Operating
                             Officer of The Goldman Sachs Group,
                             Inc.

John L. Thornton             President and Co-Chief Operating
                             Officer of The Goldman Sachs Group,
                             Inc.

Sir John Browne              Group Chief Executive of BP Amoco plc

James A. Johnson             Chairman of the Executive Committee of
                             the Board of Fannie Mae

John L. Weinberg             Senior Chairman of The Goldman Sachs
                             Group, Inc.

CUSIP NO. 756269106                                          PAGE 25 OF 55 PAGES


                                 SCHEDULE II-A-i

         The name, position and present principal occupation of each director and executive officer of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners II, L.P., are set forth below.

         The business address for all the executive officers and directors listed below except Henry Cornell and Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong. The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

         All executive officers and directors listed below are United States citizens.

NAME                       POSITION                       PRESENT PRINCIPAL
                                                              OCCUPATION
Richard A.            Director/President                  Managing Director
Friedman                                                  of Goldman, Sachs
                                                          & Co.

Terence M.            Director/Vice                       Managing Director
O'Toole               President                           of Goldman, Sachs
                                                          & Co.

Elizabeth S.          Treasurer                           Managing Director
Fascitelli                                                of Goldman, Sachs
                                                          & Co.

Joseph H.             Director/Vice                       Managing Director
Gleberman             President                           of Goldman, Sachs
                                                          & Co.

Henry Cornell         Vice President                      Managing Director
                                                          of Goldman Sachs
                                                          (Asia) L.L.C.

Barry S.              Director/Vice                       Managing Director
Volpert               President                           of Goldman Sachs
                                                          International

Eve M. Gerriets       Vice                                Vice President of
                      President/Secretary                 Goldman, Sachs &
                                                          Co.

David J.              Assistant Secretary                 Managing Director
Greenwald                                                 of Goldman, Sachs
                                                          & Co.

Esta E. Stecher       Assistant Secretary                 Managing Director
                                                          of Goldman, Sachs
                                                          & Co.

CUSIP NO. 756269106                                          PAGE 26 OF 55 PAGES



                                                          PRESENT PRINCIPAL
NAME                      POSITION                           OCCUPATION

James B. McHugh       Assistant Secretary                 Vice President of
                                                          Goldman, Sachs &
                                                          Co.

C. Douglas Fuge       Assistant Treasurer                 Managing Director
                                                          of Goldman, Sachs
                                                          & Co.

Dan H. Jester         Assistant Treasurer                 Managing Director
                                                          of Goldman, Sachs
                                                          & Co.

David A. Viniar       Assistant Treasurer                 Managing Director
                                                          of Goldman, Sachs
                                                          & Co.

Katherine B.          Vice President                      Vice President of
Enquist                                                   Goldman, Sachs &
                                                          Co.

CUSIP NO. 756269106                                          PAGE 27 OF 55 PAGES


                                SCHEDULE II-A-ii


         The name, position and present principal occupation of each director and executive officer of GS Advisors II, Inc., the sole general partner of GS Advisors II (Cayman), L.P., which is the sole general partner of GS Capital Partners II Offshore, L.P., are set forth below.

         The business address for all the executive officers and directors listed below except Henry Cornell and Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong. The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

         All executive officers and directors listed below are United States citizens.

                                                PRESENT PRINCIPAL
NAME                     POSITION                  OCCUPATION

Richard A.          Director/President          Managing Director
Friedman                                        of Goldman, Sachs
                                                & Co.

Terence M.          Director/Vice               Managing Director
O'Toole             President                   of Goldman, Sachs
                                                & Co.

Elizabeth S.        Treasurer                   Managing Director
Fascitelli                                      of Goldman, Sachs
                                                & Co.

Joseph H.           Director/Vice               Managing Director
Gleberman           President                   of Goldman, Sachs
                                                & Co.

Henry Cornell       Vice President              Managing Director
                                                of Goldman Sachs
                                                (Asia) L.L.C.

Barry S. Volpert    Director/Vice               Managing Director
                    President                   of Goldman Sachs
                                                International

Eve M. Gerriets     Vice                        Vice President of
                    President/Secretary         Goldman, Sachs &
                                                Co.

David J.            Assistant Secretary         Managing Director
Greenwald                                       of Goldman, Sachs
                                                & Co.

CUSIP NO. 756269106                                          PAGE 28 OF 55 PAGES



                                                PRESENT PRINCIPAL
NAME                  POSITION                      OCCUPATION

Esta E. Stecher     Assistant Secretary         Managing Director
                                                of Goldman, Sachs
                                                & Co.

James B. McHugh     Assistant Secretary         Vice President of
                                                Goldman, Sachs &
                                                Co.

C. Douglas Fuge     Assistant Treasurer         Managing Director
                                                of Goldman, Sachs
                                                & Co.

Dan H. Jester       Assistant Treasurer         Managing Director
                                                of Goldman, Sachs
                                                & Co.

David A. Viniar     Assistant Treasurer         Managing Director
                                                of Goldman, Sachs
                                                & Co.

Katherine B.        Vice President              Vice President of
Enquist                                         Goldman, Sachs &
                                                Co.

CUSIP NO. 756269106                                          PAGE 29 OF 55 PAGES


                                SCHEDULE II-A-iii

         The name, position and present principal occupation of each director and executive officer of Stone Street Empire Corp., the sole general partner of Stone Street Fund 1996, L.P. and the managing general partner of Bridge Street Fund 1996, L.P., are set forth below.

         The business address for each of the executive officers and directors listed below is 85 Broad Street, New York, New York 10004.

         All executive officers and directors listed below are United States citizens.

                                               PRESENT PRINCIPAL
NAME                 POSITION                      OCCUPATION

Richard A.         Director/Vice               Managing Director
Friedman           President                   of Goldman, Sachs
                                               & Co.

Terence M.         Director/Vice               Managing Director
O'Toole            President                   of Goldman, Sachs
                                               & Co.

Joseph H.          Director/Vice               Managing Director
Gleberman          President                   of Goldman, Sachs
                                               & Co.

Sanjeev K.         Director/Vice               Managing Director
Mehra              President/Treasurer         of Goldman, Sachs
                                               & Co.

Peter G. Sachs     Director/Vice               Senior Director of
                   President                   The Goldman Sachs
                                               Group, Inc.

Peter M.           Director/Chairman/Pr        Advisory Director
Sacerdote          esident                     of Goldman, Sachs
                                               & Co.

David J.           Vice President              Managing Director
Greenwald                                      of Goldman, Sachs
                                               & Co.

Esta E. Stecher    Vice President              Managing Director
                                               of Goldman, Sachs
                                               & Co.

C. Douglas Fuge    Assistant Treasurer         Managing Director
                                               of Goldman, Sachs
                                               & Co.

Eve M. Gerriets    Vice                        Vice President of
                   President/Secretary         Goldman, Sachs &
                                               Co.






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CUSIP NO. 756269106                                          PAGE 30 OF 55 PAGES



                                               PRESENT PRINCIPAL
NAME                 POSITION                      OCCUPATION

Katherine B.       Vice President              Vice President of
Enquist                                        Goldman, Sachs &
                                               Co.

Richard J.         Vice President              Vice President of
Stingi                                         Goldman, Sachs &
                                               Co.

CUSIP NO. 756269106                                          PAGE 31 OF 55 PAGES


                                  SCHEDULE II-B

         The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

         The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany. Robert H. Jolliffe has an additional business address of 133 Fleet Street, London EC4A 2BB, England.

         Of the directors and executive officers listed below, Robert H. Jolliffe is a citizen of Great Britain, Paul M. Achleitner and Rudolf W. Ferscha are citizens of Austria, and Stefan J. Jentzsch is a citizen of Germany.

                                                   PRESENT PRINCIPAL
NAME                      POSITION                     OCCUPATION

Paul M.               Managing Director           Managing Director of
Achleitner                                        Goldman, Sachs & Co.
                                                  oHG

Stefan J.             Managing Director           Managing Director of
Jentzsch                                          Goldman, Sachs & Co.
                                                  oHG

Robert H.             Managing Director           Managing Director of
Jolliffe                                          Goldman, Sachs & Co.
                                                  oHG

Rudolf W. Ferscha     Managing Director           Executive Director
                                                  of Goldman, Sachs &
                                                  Co. oHG